Exhibit 21

SUBSIDIARIES OF REGISTRANT

Franklin Securities, Inc., a Georgia corporation.

Frandisco Property and Casualty Insurance Company, a Georgia corporation.

Frandisco Life Insurance Company of Georgia, a Georgia corporation.

T & T Corporation, a Georgia corporation.